November 22,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. David Knudsen
Principal Financial Officer
1661 Lakeview Circle
Ogden, UT 84403

Re:	Pacific Alliance Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30,
2005
and
      September 30, 2005
	Commission file #: 033-08732D

Dear Mr. Knudsen:

We have reviewed your November 1, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Balance Sheet, page 28
Note 2. Tax Liabilities

1. We note from your response to our prior comment 1 that the long term portion of tax liabilities, reclassified to current liabilities as of September 30, 2005, relates to pre-bankruptcy tax owed to the
California State Board of Equalization and other tax authorities. In future filings, please disclose in your notes to the financial statements, the nature of this amount including the status of interest accrual, and the fact that you are attempting to negotiate a settlement and the final amount may differ from the amount recorded on the balance sheets.

Statements of Cash Flows, page 32

2. We note from your response to our prior comment 2 that prior to fiscal year 2004 you accounted for stock issued for services within the accrued expenses and compensation payable line items on the statements of cash flows. Because the issuance of stock for payment of services is a non-cash transaction, it should be separately disclosed in your statement of cash flows. In future filings, please reclassify the amounts related to stock issued for services prior to
2004 that are included in the accrued expenses or compensation payable line items and present them in the line item "Stock issued for services" in the statements of cash flows. Additionally, please revise your notes to the financial statements to state that certain reclassifications have been made to the prior years` financial statements to conform to the current year presentation.

Notes to the Financial Statements

Note 5. Common Stock and Warrants

3. We note from your response to our prior comment 3 that 50,000 common shares were issued in May 2004 while the cash for these shares was received in 2003. In this regard, please explain to us, and disclose in future filings, how you account for consideration received in periods prior to the issuance of shares and whether the Company has the right to cancel its subscription and have the consideration refunded or whether the Company does not have the right to cancel the subscription and have its consideration refunded. Further, you state in your response that cash was received in 2003 and we note that this is not reflected in your statement of cash flows for fiscal year 2003.
Please explain the discrepancy.

4. We note from your response to prior comment 4 that in 2004 you issued common shares valued at $100,000 in payment for consulting services valued at $12,500. Please tell us how you accounted for the
$87,500 difference in the amounts. If an expense was recognized, please tell us the date it was recognized and the line item it is included in the statement of operations. Additionally, please confirm to us that in future filings you will disclose how you determine the value of common stock that is issued for services received (e.g., the fair market value of the stock issued or services received).




Item 8A. Controls and Procedures

5. We note from your response to our prior comment 6 that you have presented a proposed disclosure you will include in future Forms 10-
KSB, however we do not believe that the wording in the proposed disclosure is adequate and we also do not believe that you have appropriately responded to our prior comment. With respect to your disclosure in the Form 10-KSB for the year ended December 31,
2004,
please tell us the time period in which the control deficiencies disclosed in Item 8A were identified, as well as additional details about the deficiencies discovered.  Also, tell us the changes in your
controls and procedures that occurred during the first quarter of
2005
that resulted in a conclusion that your disclosure controls and procedures were effective as of March 31, 2005 as stated in Item 3(a)
on your Form 10-QSB for the quarterly period ended March 31, 2005. In regard to your proposed disclosure for future Form 10-KSBs, the disclosures required in Item 8A include a conclusion made by management as to the effectiveness of the disclosure controls and procedures in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. If you have concluded that your disclosure controls are not effective, please clearly state that conclusion (along with the reasons supporting that conclusion) and management`s plans to remedy the deficiency. In addition, supplementally provide us with your proposed revised disclosures that you plan to include in future Form 10-KSBs and ensure that the proposed disclosures meet the guidelines set forth in Items 307 and
308 of Regulation S-B.  Also, see SEC Final Release 33-8238 issued
June 5, 2003.

Other

6. As requested in our prior comment letter dated August 31, 2005, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. David Knudsen
Pacific Alliance Corporation
November 22, 2005
Page 1